UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Occurrence of a Serious Industrial Accident

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO E&C)

1. Details of the Serious Accident	Location of Occurrence	Shinansan Line Section 3-2
	Description of Accident	Fall from height during electrical work preparation in a vertical shaft; cause of the fall has yet to be identified.
	Number of Fatalities	1
	Number of the Injured	0

2. Date of Occurrence of Serious Industrial Accident		June 9, 2026

3. Date of Report to the Ministry of Employment and Labor		June 9, 2026

4. Measures Taken and Future Plans		Site inspections have been completed by the police and the Ministry of Employment and Labor. Accident prevention measures are being written to prevent recurrence of serious incidents.

5. Other important details to be considered for investment decisions		On June 9, 2026, the Seoul Regional Employment and Labor Office (Gwanak Branch) issued a partial work suspension order in Section 3-2 for all vertical cable lining operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date:	June 10, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President